UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Inergetics, Inc.

 (Name of Issuer)

$0.001 par value Common Stock

  (Title of Class of Securities)

60038H102

  (CUSIP Number)

August 8, 2011

  (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60038H102

1)	Name of reporting persons:

Brian Corbman
2)	Check the appropriate box if a member of a group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship or place of organization

United States

	(5)	Sole voting power

Number of		145,653
Shares	(6)	Shared voting power
Beneficially
Owned		1,779,000
By Each	(7)	Sole dispositive power
Reporting
Person With		145,653
	(8)	Shared dispositive power

		1,779,000

9)	Aggregate amount beneficially owned by each reporting person

1,924,653
10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions)

☐
11)	Percent of class represented by amount in row (9)

6.93%
12)	Type of reporting person

IN

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CUSIP No. 60038H102

1)	Name of reporting persons:

Ardent Advisors, LLC
2)	Check the appropriate box if a member of a group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship or place of organization

Delaware

	(5)	Sole voting power

Number of		0
Shares	(6)	Shared voting power
Beneficially
Owned		1,779,000
By Each	(7)	Sole dispositive power
Reporting
Person With		0
	(8)	Shared dispositive power

		0

9)	Aggregate amount beneficially owned by each reporting person

1,779,000
10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions)

☐
11)	Percent of class represented by amount in row (9)

6.40%
12)	Type of reporting person

OO

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CUSIP No. 60038H102

Item 1.

(a)  Name of Issuer:

Inergetics, Inc.

(b)  Address of Issuer’s Principal Executive Offices:

205 Robin Road, Suite 222, Paramus, NJ 07652

Item 2.

(a)  Name of person filing:

Brian Corbman

Ardent Advisors LLC

(b)  Address of principal business office or, if none, residence:

Brian Corbman

95 Horatio Street

Suite 204

New York, New York 10014

Ardent Advisors LLC

95 Horatio Street

Suite 204

New York, New York 10014

(c)  Citizenship:

Brian Corbman:  United States

Ardent Advisors LLC:  Delaware limited liability company

(d)  Title of class of securities:

Common Stock, par value $.001 per share (the “Shares”)

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(2)  CUSIP No.: 60038H102

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under Section 15 of the Act;

(b)  ☐  Bank as defined in Section 3(a)(6) of the Act;

(c)  ☐  Insurance company as defined in Section 3(a)(19) of the Act;

(d)  ☐  Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)  ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  ☐  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  ☐  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)  ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)  ☐  A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)  ☐  Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  __________

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

As of the date hereof, Brian Corbman may be deemed to be the beneficial owner of 1,924,653 Shares and Ardent Advisors LLC may be deemed to be the beneficial owner of 1,779,000 Shares.

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(b)   Percent of class

As of the date hereof, Brian Corbman may be deemed to be the beneficial owner of approximately 6.93% of the total number of Shares outstanding and Ardent Advisors LLC. may be deemed to be the beneficial owner of approximately 6.40% of the total number of Shares outstanding.

(c)   Number of shares as to which such person has:

Brian Corbman

i.  Sole power to vote or to direct the vote

1,924,653

ii.  Shared power to vote or to direct the vote

1,779,000

iii.  Sole power to dispose or to direct the disposition of

1,924,653

iv.  Shared power to dispose or to direct the disposition of

1,779,000

Mr. Brian Corbman is the sole and managing member of Ardent Advisors LLC.  Mr. Brian Corbman disclaims beneficial ownership of the Shares held by Ardent Advisors LLC, except to the extent of his pecuniary interest therein.

Ardent Advisors, LLC

i. Sole power to vote or to direct the vote

0

ii.  Shared power to vote or to direct the vote

1,779,000

iii.  Sole power to dispose or to direct the disposition of

0

iv.  Shared power to dispose or to direct the disposition of

1,779,000

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Item 5.   Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2012

BRIAN CORBMAN

/s/ Brian Corbman
Brian Corbman

January 30, 2012

ARDENT ADVISORS LLC

/s/ Brian Corbman
Name: Brian Corbman
Title: Managing Member

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EXHIBIT INDEX

Exhibit		Page No.
A	Joint Filing Agreement, dated as of January 27, 2012, by and among Brian Corbman and Ardent Advisors LLC.	10

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Inergetics, Inc., dated as of January 27, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

January 30, 2012

BRIAN CORBMAN

/s/ Brian Corbman
Brian Corbman

January 30, 2012

ARDENT ADVISORS LLC

/s/ Brian Corbman
Name: Brian Corbman
Title: Managing Member

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